December 27, 2017

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Short-Term Corporate Bond Fund, Inc.

Post-Effective Amendment No. 54 to the Form N-1A Registration Statement under the Securities Act of 1933; Amendment No. 56 to the Form N-1A Registration Statement under the Investment Company Act of 1940

       Securities Act Registration No. 033-22363

Investment Company Act No. 811-05594

Dear Mr. Zapata:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on October 11, 2017 on behalf of Prudential Short-Term Corporate Bond Fund, Inc. (the Fund) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the Securities Act of 1933 (1933 Act) solely for the purpose of adding two new classes of shares to the Fund. The new classes of shares are known as Class R2 and Class R4.

This letter is intended to respond to the Commission Staff’s comments that were conveyed by you by telephone on November 28, 2017 with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Mr. Alberto Zapata prior to the effectiveness of the Amendment.

Response: The staff’s comments and the Registrant’s responses thereto, will be submitted and filed on

EDGAR as Correspondence, addressed to you, prior to the effectiveness of the Amendment.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class R2 and R4 shares for the Fund.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class R2 and Class R4 shares of the Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

6. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses,” please consider revising all whole numbers in this and other numeric tables so that all whole numbers are followed by “.00.” Example: please revise the figure 1% so that it reads 1.00%.

Response: The requested revisions have been made in the Prospectus, as well as in the SAI.

COMMENTS ON THE PROSPECTUS:

7. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states, in relevant part, that “[t]he Fund invests at least 80% of its investable assets in bonds of corporations with varying maturities.” Please confirm that this 80% investment policy means that 80% of the Fund’s investable assets will be invested in short-term bonds, and include appropriate disclosure to this effect.

Response: Upon review, we believe that the current disclosure and the Fund’s 80% investment policy comply with the requirements of Rule 35d-1 (the “Fund Names Rule”). As noted in the Q&A issued by the SEC staff following adoption of the Fund Names Rule, “…a fund… should invest at least 80% of its assets in bonds in order to comply with Rule 35d-1.” As required under the Fund Names Rule, the Fund’s disclosure states that the Fund will invest at least 80% of its investable assets in bonds.

8. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states, in relevant part, that “[w]e may invest up to 20% of the Fund’s investable assets in below investment-grade debt obligations…which are also known as high-yield debt securities or junk bonds.” Please add disclosure explaining that investments in junk bonds are speculative.

Response: In response to this comment, the disclosure has been revised to denote that the investments are speculative in nature.

9. Comment: In the Prospectus, in the section entitled “Fund Summary—Buying and Selling Fund Shares,” the following disclosure appears: “Important Note: Class R2 and Class R4 shares are not available for purchase until on or about June 1, 2018.” Please explain why there is such a long lead time prior to when these new share classes will be available for sale.

Response: There are several reasons why the new share classes will not be available until June 2018. First, the Fund’s investment manager, in consultation with the Fund’s Board of Directors, determined that it was important to provide new investors and new group retirement plans sufficient time to process and prepare for this change. Retirement plans typically have a long implementation time frame, and usually require significant lead time in order to prepare and implement the systems changes necessary to support a new share class.

Secondly, as also noted in the Prospectus, the Fund intends to close Class A, Class C, Class Z and Class R shares to most new group retirement plan investments, also to be effective on June 19, 2018. The Fund’s investment manager, in consultation with the Fund’s Board of Directors, determined that it could be confusing and detrimental to the Fund and its investors if the new share classes were open and available for investment prior to when the Fund’s Class A, Class C, Class Z and Class R shares would be closed.

10. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” there is disclosure stating that the Fund may invest in “Loan Participations and Assignments,” which are explained as “…fixed and floating rate loans … arranged through private negotiations between a company as the borrower and one or more financial institutions as lenders.”

If the Fund has a principal investment strategy to invest in bank loans, please add risk disclosure with respect to the settlement, liquidity and other risks associated with investments in bank loans.

Response: The Fund does not invest in bank loans as a principal investment strategy.

11. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” please consider adding the following excerpts which appear in this section so that they also appear in the discussion of principal investment strategies in the Fund Summary:

“For purposes of this policy, bonds include all fixed-income securities, other than preferred stock, and corporates include all private issuers.”

“The Fund’s effective duration as of December 31, 2016 was 2.64 years.”

Response: The discussion of the Fund’s principal investment strategies which appears in the Fund Summary has not been revised to include the first disclosure excerpted above, because this language is already included in the Fund Summary. Upon review and consideration, we respectfully decline to include in the discussion of the Fund’s principal investment strategies in the Fund Summary the specific information about the Fund’s duration, as we believe that this information is more appropriately disclosed later in the Prospectus.

12. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the disclosure states, in relevant part, that “[w]e may invest up to 30% of the Fund’s investable assets in CMOs.” Please explain how this 30% limitation on CMO investments complies with the 15% cap on investments in illiquid securities.

Response: We respectfully disagree with the assumption that CMO investments would be considered to be illiquid. The CMO market currently provides ample liquidity for investors transacting in the sector. Average daily trading volume of all CMO securities was $6.7 billion during the third quarter of 2017. Source: SIFMA 12/1/2017

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel